UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [7 CFR 270.17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	811-10475	04-24-2012

2.	State identification number

AL X	AK X	AZ X	AR X	CA X	CO X
CT	DE	DC	FL X	GA X	HI
ID X	IL X	IN X	IA X	KS X	KY X
LA	ME	MD	MA	MI	MN X
MS	MO X	MT	NE X	NV X	NH
NJ X	NM	NY X	NC X	ND X	OH X
OK X	OR X	PA X	RI	SC	SD
TN X	TX X	UT X	VT	VA X	WA X
WV	WI X	WY	PUERTO RICO
Other (specify):

3.	Exact number of investment company as specified in registration statement: COUNTRY Mutual Funds Trust 333-68270

4.	Address of principal executive office (number, street, city, state, zip code): 1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., and one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

615 East Michigan Street PO Box 701 Milwaukee, WI 53201-0701 toll free(800) 245-2100 www.countrymutualfunds.com

July 26, 2012

Ernst & Young LLP

220 South 6th St. Suite 1400

Minneapolis, MN 55402

In connection with your attestation engagement relating to COUNTRY Growth Fund and COUNTRY Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the “Funds”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“Rule 17f-2”), as of April 24, 2012 and for the period from October 11, 2011 (the date of the last examination) through April 24, 2012, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether the Funds complied with the specified requirements, in all material respects. Accordingly, we make the following representations with respect to our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 24, 2012 and for the period from October 11, 2011 (the date of the last examination) through April 24, 2012, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Funds we are responsible for complying with the requirements of Subsections (b) and (c) of Rule 17f-2 We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as April 24, 2012 and for the period from October 11, 2011 (the date of the last examination) through April 24, 2012.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 with respect to securities and similar investments reflected in the investment accounts of the Funds as of April 24, 2012 and for the period from October 11, 2011 (the date of the last examination) through April 24, 2012.

We have made available to you all documentation related to compliance with the requirements of subsections (b) and (c) of Rule 17f-2.

There has been no known noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the period from October 11, 2011 (the last date of the examination) through April 24, 2012, and through the date of your attestation examination report.

There have been no communications from regulatory agencies or internal auditors concerning possible noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the period from October 11, 2011 (the date of the last examination) through April 24, 2012, and through the date of your attestation examination report.

No events or transactions have occurred since April 24, 2012 or are pending that would have an effect on our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 at that date or for the period from October 11, 2011 (the last date of the examination) through April 24, 2012.

We are not aware of any capital lease, material cooperative arrangement, or other business relationship between the Funds and Ernst & Young LLP or any other member firm of the global Ernst & Young organization.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent.

We understand that your examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and was, therefore, designed primarily for the purpose of expressing an opinion on whether the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2. We further understand that your tests of records and performance of other procedures were limited to those that you considered necessary for that purpose of expressing an opinion on whether the Funds complied with the requirements of subsections  (b) and (c) of Rule 17f-2.  We further understand that your tests of records and performance of other procedures were limited to those you considered necessary for that purpose.

615 East Michigan Street PO Box 701 Milwaukee, WI 53201-0701 toll free(800) 245-2100 www.countrymutualfunds.com

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940

July 26, 2012

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY Growth Fund and COUNTRY Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”) We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of Subsections (b) and (c) of rule 17f-2 as of April 24, 2012 and from October 11, 2011 through April 24, 201 2

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 24, 2012 and from October 11, 2011 through April 24, 2012, with respect to securities reflected in the investment account of the Funds.